File No. 33-86894


                 FILED PURSUANT TO SECTION 424b(3)
                 OF THE SECURITIES ACT OF 1933


Supplement dated December 16, 1997 to IDS Managed Futures, L.P.
(the "Fund") Prospectus dated August 26, 1997


The following information should be read in connection with the section "Federal Income Tax Considerations -- Gains, Losses and
Deductions" in the Fund's prospectus.

Recent changes in tax laws may have an impact on any capital gains realized in your investment. Most important is a provision that reduces the capital gains tax rate on assets held more than 18 months to a maximum of 20% (10% for investors in the lowest tax bracket). As was the case before, capital gains on assets held more than 12 months but not more than 18 months are taxed at a maximum rate of 28%.

This change may result in a reduced tax liability for you on the sale or redemption of Units of IDS Managed Futures, L.P. Although it is not certain at this time, this new law may also lower the tax liability on a portion of the gains realized by IDS Managed Futures, L.P. on Section 1256 Contracts.

The following information should be read in connection with the section "The Trading Advisors -- The Advisory Contracts" in the
Fund's prospectus.

In accordance with the terms of the Advisory Contract between the Fund and Sabre Fund Management Limited ("Sabre"), the General Partners elected not to renew the Advisory Contract and it will expire on December 31, 1997. Effective January 1,
1998, all of the assets of the Fund will be managed by John W. Henry & Company, Inc. ("JWH") and Welton Investment Corporation ("Welton"). The assets previously managed by Sabre will be reallocated to Welton. The General Partners intend that 65% and 35% of the Fund's assets raised in connection with this offering will be allocated to JWH and Welton, respectively.